Exhibit 99.1

21 August 2009
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Registration number: 34106455

The Manager
Company Announcements Office	Atrium, 8th Floor
Australian Securities Exchange Limited	Strawinskylaan 3077
20 Bridge Street	1077 ZX Amsterdam,
SYDNEY NSW 2000	The Netherlands

Telephone: 31-20-301 3826
Fax: 31-20-404 2544
Results of Shareholder Meetings
Dear Sir,
We advise that the resolution set out in the Notice of the Extraordinary General Meeting dated 20 July 2009 was carried at the Extraordinary General Meeting of the Company held today in Amsterdam, The Netherlands. A number of conditions set out in the Explanatory Memorandum remain to be satisfied before the transformation of the Company to a Societas Europea company can take effect. The Company will advise the market when these conditions have been satisfied.
Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Re-Domicile Proposal	267,532,138	296,373	1,570,247
We also advise that all resolutions set out in the Notice of the Annual General Meeting dated 16 July 2009 were carried at the Annual General Meeting of the Company held today in Amsterdam, The Netherlands.
Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Annual Accounts	256,495,146	129,426	8,979,839
2	Remuneration Report	254,427,776	10,979,821	191,414
3(a)	B Anderson re-election	265,044,652	424,757	111,797
3(b)	M Hammes re-election	265,203,283	254,929	122,994
3(c)	D McGauchie re-election	264,844,660	622,981	113,565
3(d)	R van der Meer re-election	265,166,367	272,558	142,281
3(e)	J Osborne election	265,033,178	416,760	138,068
4	J Osborne participation in SBSP	264,438,427	874,077	224,151
5	Approval of LTIP	253,185,177	12,083,414	274,793
6(a)	Relative TSR RSUs grant to L Gries	243,202,780	12,038,229	10,293,512
6(b)	Relative TSR RSUs grant to R Chenu	243,202,744	12,031,499	10,304,491

	RESOLUTION	FOR	AGAINST	ABSTAIN
6(c)	Relative TSR RSUs grant to R Cox	243,187,952	12,041,774	10,300,617
7(a)	Executive Incentive Program RSUs grant to L Gries	263,232,990	2,014,852	293,524
7(b)	Executive Incentive Program RSUs to R Chenu	263,234,353	2,013,451	293,562
7(c)	Executive Incentive Program RSUs to R Cox	263,225,790	2,023,514	292,062
8(a)	Pay L Gries STI bonus in shares	264,035,133	1,201,995	304,238
8(b)	Pay R Chenu STI bonus in shares	264,044,395	1,206,995	289,976
8(c)	Pay R Cox STI bonus in shares	264,038,195	1,215,083	288,088
9	Authority to acquire shares	265,388,476	121,737	92,840
10	Cancellation of repurchased shares	265,362,776	131,004	101,513
Yours faithfully
James Hardie Industries NV
Robert Cox
General Counsel and Company Secretary